Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports Loss in Fourth Quarter and 2008 and Dividend Reduction

     TORONTO, Feb. 20 /CNW/ - Kingsway Financial Services Inc. (TSX: KFS,
NYSE: KFS) today announced its financial results for the fourth quarter and year ended December 31, 2008. The Company reported a net loss of $360.4 million or $6.53 per share diluted for the fourth quarter, and $405.9 million or $7.35 per share diluted for the year. The losses reflect disappointing underwriting results, net realized losses on investments, and a non-cash charge related to valuation allowances on future tax asset and goodwill impairment in the fourth quarter. The Company sold Canadian subsidiary York
Fire and Casualty Insurance Company ("York Fire") for a gain at the end of the third quarter, and York Fire accordingly is accounted for as discontinued
operations, with previous year amounts updated for comparative purposes. All amounts are in U.S. dollars unless indicated otherwise.

     <<
     -------------------------------------------------------------------------
                                                                 Q4      Year
     (in millions)                                             2008      2008
     -------------------------------------------------------------------------
     Net Loss                                               $ 360.4   $ 405.9
     Main Components:
       Goodwill impairment                                     62.9      62.9
       Future tax valuation allowance                         152.4     160.4
       Net realized investment losses after tax                86.2     108.0
       Net loss at Lincoln General (excluding above items)     77.5     162.0
     -------------------------------------------------------------------------
     Net Income adjusted for the above items                $  18.6   $  87.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     As previously announced on February 9, 2009, the Company had estimated a net loss between $324 million and $344 million for the quarter. The actual net loss is $16.4 million greater than the higher end of the net loss originally estimated primarily as a result of a higher than expected valuation allowance against the future tax asset.
     "The disappointing results in 2008 reflect the impact of legacy operational problems," said Shaun Jackson, President and Chief Executive
Officer. "The main factors contributing to the loss were the protracted problems at our largest subsidiary Lincoln General, losses on our securities portfolio and resulting valuation allowance on future tax assets and impairments to goodwill. Offsetting these negatives were profitable performance by a number of subsidiaries, and the sale of York Fire at an attractive price."
     "We are taking further actions to restructure our operations to reduce overheads and make Kingsway a profitable enterprise. We are taking actions to strengthen our capital ratios through further strategic reduction of premium income from non-core and/or unprofitable lines of business, and we are reducing volatility of the balance sheet by divesting our common share equity portfolio. I fully commit to do better for shareholders and be accountable to them."
     "Lincoln General has been the main cause of losses beginning in 2007 relating to its legacy business. Resolution of this situation is a key component of the Company's turnaround plans. As previously announced, we are looking at strategic alternatives in conjunction with the Pennsylvania
Insurance Department regarding the future of Lincoln. The outcome of these discussions may have a bearing on our capital position. We will report back to shareholders at the April 23, 2009 Annual General Meeting."
     Mr. Jackson continued: "As a result of the disappointing results, the
Company's Board of Directors has reduced dividend payments to $0.02 this quarter, from $0.075 in the previous quarter as a precautionary measure in today's challenging economic environment."
     At year end, the Company, excluding Lincoln General, had surplus capital in excess of the regulatory minimum required in its operating companies, no bank debt, and no long-term debt maturing before 2012.

     Fourth Quarter Results

     Investment income decreased 24% to $28.3 million in the quarter, compared with a year ago, primarily due to lower short-term yields in Canada and the
U.S. and a reduction in the size of the portfolio as a result of the sale of investments to repay the Company's bank debt and the sale of York Fire during the year. The cost-based yield on the fixed income portfolio decreased to 4.5%
from 4.6% for the same quarter of last year. Sales from the securities portfolio and a $94.2 million write-down of fixed income and equity investments that are considered to be other than temporarily impaired resulted in a net realized loss of $114.3 million compared with a gain of $8.5 million in the fourth quarter of 2007. The Company announced its intent to dispose of the common stock equity portfolio on February 9, 2009 and as a result, no longer has the intent to hold the securities until they recover which resulted in the additional impairment charge in the quarter.
     Gross premiums written from continuing operations decreased 30% to $295.6 million in the quarter. Estimated net unfavourable reserve development on prior years was $69.4 million, representing $1.11 per share, of which $42.0 million was related to the terminated artisan contractors liability program at
U.S. subsidiary Lincoln General Insurance Company ("Lincoln General").
     The combined ratio for continuing operations was 132.6%, compared with
132.7% in the fourth quarter of 2007. Excluding Lincoln General except for exclusively managed business, the proforma combined ratio was 107.0% for the fourth quarter of 2008. Canadian operations, excluding York Fire, had a combined ratio of 110.1% compared with 101.0% in the fourth quarter a year ago, while U.S. operations had a combined ratio of 141.1% compared with 143.3%
in the fourth quarter the previous year. For the quarter, U.S. operations accounted for 71% of gross premiums compared with 74% a year ago.

     Fiscal 2008 Results

     For the year, investment income excluding net realized losses was $130.3 million, 4% below the same period of 2007, while net realized losses were
$139.0 million compared to net realized gains of $52.2 million in 2007. Gross premiums written from continuing operations were $1,503.2 million, compared with $1,848.7 million in 2007. Estimated net unfavourable reserve development on prior years was $160.8 million, representing $2.63 per share, of which
$70.3 million was related to the terminated artisan contractors liability program at Lincoln General. The combined ratio for continuing operations was
116.4%, compared with 110.5% in 2007. Canadian operations, excluding York
Fire, had a combined ratio of 108.4% compared with 95.4% a year ago, while
U.S. operations had a combined ratio of 119.6% compared with 115.3% the previous year. For the year, U.S. operations accounted for 70% of gross premiums compared with 75% a year ago.
     The Company had no bank indebtedness as of December 31, 2008 compared to
$172.4 million at December 31, 2007. During the year the Company repaid all of the outstanding debt under its credit facilities and is no longer subject to any financial covenant requirements under the terms of these cancelled credit facilities.
     Future income taxes decreased due to an increased valuation allowance of
$160.4 million over last year as a result of the continued losses of U.S.
operations. Uncertainty over the Company's ability to utilize these losses over the short term has led the Company to record the additional allowance.
     Goodwill and intangible assets decreased by 61% since the end of 2007 mainly as a result of an impairment provision recorded against goodwill of the
Company's U.S. operations of $62.9 million due to the continued losses of U.S.
operations. Amortization of definite life intangible assets in certain U.S.
subsidiaries and the sale of York Fire accounted for an additional $1.7 million decrease in goodwill and intangible assets.
     At year end, the book value per share was $8.24 (C$10.03) compared to
$16.95 (C$16.80) at the end of 2007.

     <<
     -------------------------------------------------------------------------

     Book value per share as at September 30, 2008                    $ 14.02
     Impacted by:
       Unfavourable reserve development                                 (1.11)
       Goodwill impairment                                              (1.14)
       Future tax valuation allowance                                   (2.77)
       Net realized losses after tax                                    (1.56)
       Other items                                                       0.80

     -------------------------------------------------------------------------
     Book value per share as at December 31, 2008                     $  8.24
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Dividend

     The Board of Directors has declared a quarterly dividend of C$0.02 per common share, payable on March 31, 2009 to shareholders of record on March 16,
2009.

     Conference Call and Webcast

     You are invited to participate in our quarterly results conference call that will take place on February 20, 2009 at 8:30 a.m. EST. To access please dial 1-800-733-7571 about 5 minutes before the start of the call. An audio webcast will also be broadcast live and can be accessed through our website at
http://www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2515260.

     About the Company

     Kingsway Financial Services Inc. "Kingsway" is one of the largest non-standard automobile insurers and truck insurers in North America based on
A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in
Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance
Company and Jevco Insurance Company. U.S. subsidiaries include Universal
Casualty Company, American Service Insurance Company, Southern United Fire
Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance
Company, American Country Insurance Company, Zephyr Insurance Company, Mendota
Insurance Company and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     <<
     Financial Summary and Highlights:

     -------------------------------------------------------------------------
                           Quarter to December 31:   12 months to December 31:
     -------------------------------------------------------------------------
     (in millions of
      dollars except
      per share amounts)   2008      2007  Change      2008      2007  Change
     -------------------------------------------------------------------------
     Gross premiums
      written          $  295.6  $  420.6    (30%) $1,503.2  $1,848.7    (19%)
     Underwriting loss    (99.7)   (141.3)   (29%)   (244.4)   (180.4)   (35%)
     Investment income     28.3      37.3    (24%)    130.3     136.1     (4%)
     Net realized gains
      (loss)             (114.3)      8.5 (1,445%)   (139.0)     52.2   (366%)
     Operating loss      (274.0)   (113.2)   142%    (321.3)    (71.7)   348%
     Net loss            (360.4)   (103.5)   248%    (405.9)    (18.5) 2,094%
     Diluted (loss) per
      share               (6.53)    (1.84)   255%     (7.35)    (0.33) 2,127%
     Book value per
      share                                            8.24     16.95    (51%)
     Combined ratio      132.6%    132.7%   (0.1%)   116.4%    110.5%    5.9%
     -------------------------------------------------------------------------

     -   Gross premiums written decreased 30% to $295.6 million in the quarter compared to $420.6 million in Q4 last year, and for the 2008 year were $1,503.2 million compared to $1,848.7 million in last year, primarily as a result of the impact of soft insurance markets and the termination of several programs at Lincoln General. Non-standard automobile premiums increased 4% to $643.6 million or 43% of the consolidated gross premiums written. Excluding Lincoln General except for exclusively managed business, proforma gross premiums written declined 14% to $227.9 million in the quarter and increased 1% to
         $1,151.0 million for the year 2008. Non-standard automobile premiums were 53% of the proforma gross premiums written.

     -   The combined ratio was 132.6% in the quarter compared to 132.7% in the same quarter last year, with continuing Canadian operations reporting a combined ratio of 110.1% and U.S. operations a combined ratio of 141.1%. Excluding Lincoln General except for exclusively managed business, the U.S. operations pro-forma combined ratio was
         105.1% for the quarter and the consolidated combined ratio was 107.0%
         for the quarter.

     -   Estimated net unfavourable reserve development was $69.4 million in the quarter ($160.8 million for the year) of which Lincoln General accounted for $69.8 million ($152.1 million for the year). The reserve development increased the combined ratio by 22.7% for the quarter (10.8% for the year) and impacted earnings per share by $1.11 per share for the quarter ($2.63 for the year).

     -   Investment income, excluding net realized losses was $28.3 million compared to $37.3 million for the same quarter of 2007, a 24%
         decrease. For the full year, investment income, excluding net realized losses, has decreased by 4% to $130.3 million compared to
         $136.1 million last year. Included in net realized losses were adjustments to the carrying values of securities for declines in market value considered other than temporary of $94.2 million ($134.3 million for the year) or $1.71 per share for the quarter ($2.44 per share for the year).

     -   The fair value of the securities portfolio per share has decreased by
         27% since the beginning of the year to $46.08 (C$56.13). The impact of the sale of York Fire and the repayment of all bank indebtedness during the year resulted in a decrease in the portfolio of $322.2 million or $5.85 per share.

     -   As at December 31, 2008 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately $2.1 million to the sub-prime mortgage market in the
         U.S. through home equity loan asset backed securities.

     -   As at December 31, 2008 the Canadian dollar book value per share was
         $10.03 compared to $16.80 as at December 31, 2007.

     Kingsway Financial Services Inc.
     Management's Discussion and Analysis
     For the three months and year ended December 31, 2008 and 2007
     (U.S. dollars)
     >>

     The following management's discussion and analysis (MD&A) should be read in conjunction with the Company's unaudited interim consolidated financial statements for the fourth quarter of fiscal 2008 and 2007; with the MD&A set out on pages 12 to 57 in the Company's 2007 Annual Report, including the section on risk factors; and the notes to the audited consolidated financial statements for fiscal 2007 set out on pages 68 to 85 of the Company's 2007
Annual Report.
     The Company's financial results are reported in U.S. dollars. Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 87 of the 2007 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing Kingsway's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.
     The Company also uses securities portfolio per share information which is calculated based on the fair value of the securities portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on securities to assess the profitability of its operations.
A reconciliation of net income to operating earnings is presented in the section titled 'Operating Earnings'.

     <<
     Premiums

     -------------------------------------------------------------------------
     (in millions of
      dollars)             Quarter to December 31:   12 Months to December 31:
     -------------------------------------------------------------------------
                           2008      2007  Change      2008      2007  Change
     -------------------------------------------------------------------------
     Gross premiums
      written
       Canada          $   84.3  $  109.3    (23%) $  449.1  $  456.0     (2%)
       U.S.               211.3     311.3    (32%)  1,054.1   1,392.7    (24%)
     -------------------------------------------------------------------------
       Total           $  295.6  $  420.6    (30%) $1,503.2  $1,848.7    (19%)

     Net premiums
      written
       Canada          $   80.9  $  106.3    (24%) $  429.2  $  435.2     (1%)
       U.S.               183.5     284.1    (35%)    938.7   1,271.4    (26%)
     -------------------------------------------------------------------------
       Total           $  264.4  $  390.4    (32%) $1,367.9  $1,706.6    (20%)

     Net premiums
      earned
       Canada          $   83.5  $  110.9    (25%) $  419.7  $  411.5      2%
       U.S.               222.1     324.1    (31%)  1,064.6   1,302.5    (18%)
     -------------------------------------------------------------------------
       Total           $  305.6  $  435.0    (30%) $1,484.3  $1,714.0    (13%)
     -------------------------------------------------------------------------
     >>

     The U.S. operations reported a decrease in premiums written of $100.0 million (or 32%) during the quarter and $338.6 million (or 24%) for the year.
Lincoln General's premium volume declined by $83.8 million in the quarter
($353.7 million for the year) compared to last year due to the impact of terminations of unprofitable or non-core programs and the continuing soft market conditions for the trucking business in the U.S. Non-standard automobile premiums in the U.S. operations increased 4% to $512.0 million for the year. Excluding Lincoln General except for exclusively managed business,
U.S. operations gross written premiums declined 9% in the fourth quarter to
$143.6 million and increased 3% to $702.0 million for the year compared to prior periods.
     Gross premiums written for the Canadian operations decreased 23% in the quarter (2% for the year) compared to last year. In Canadian dollars, gross premiums written from Canadian operations declined by 2% for the quarter
(declined 33% for the year) compared to last year. Canadian operations experienced a decline of 22% in gross premiums written in the trucking line of business due to continued aggressive pricing from certain competitors and the continued reduction in cross-border activities due to the slowing North
American economy.
     U.S. operations represented 71% of gross premiums written in the quarter
(70% for the year) compared with 74% in the same quarter of last year (75% in last year). Non-standard automobile, trucking, and commercial automobile premiums represented 43%, 17% and 14%, respectively, of gross premiums written at the end of the quarter compared with 31%, 21% and 16% last year.

     <<
     Investment Income

     -------------------------------------------------------------------------
                           Quarter to December 31:   12 months to December 31:
     -------------------------------------------------------------------------
     (in millions of
      dollars)             2008      2007  Change      2008      2007  Change
     -------------------------------------------------------------------------

     Investment income $   28.3  $   37.3    (24%) $  130.3  $  136.1     (4%)

     -------------------------------------------------------------------------
     >>

     Investment income has decreased by 24% in the quarter primarily due to lower short-term yields in Canada and the U.S. and a reduction in the size of the portfolio as a result of the repayment of the Company's bank debt and the sale of York Fire. Also contributing to the decrease in investment income in the quarter is the weakened Canadian dollar which reduces the investment income earned by the Canadian Operations when reported in U.S. dollars.
Investment income for the full year has decreased by 4% for reasons described above. The reduction is mitigated somewhat by higher short-term yields in the first quarter of 2008 compared to the first quarter of 2007 as well as the impact of the strength of the Canadian dollar for much of the current year, which increases the investment income from Canadian operations reported in
U.S. dollars. The cost based yield on the fixed income portfolio decreased to
4.5% compared to 4.6% for the same quarter last year, primarily attributable to the drop in short-term yields described above. The cost based yield represents the total interest income before expenses divided by the average amortized cost base of fixed income securities held in the portfolio during the period. The impact of the sale of York Fire and the repayment of all bank indebtedness during the year resulted in a decrease in the portfolio of $322.2 million or $5.85 per share which will reduce investment income going forward.

     <<
     Net Realized Gains (Losses)

     The table below presents a summary of the net realized gains (losses) for the current quarter and for the year with comparative figures:

     -------------------------------------------------------------------------
                           Quarter to December 31:   12 months to December 31:
     -------------------------------------------------------------------------
     (in millions of
      dollars)             2008      2007  Change      2008      2007  Change
     -------------------------------------------------------------------------
       Fixed income    $    2.8  $    0.3    833%  $    6.3  $   (5.4)   217%
       Equities           (22.9)     18.3   (225%)    (11.0)     70.8   (116%)
       Capital assets         -         -       -         -       5.4   (100%)
       Impairments        (94.2)    (10.1)   833%    (134.3)    (18.6)   622%
     -------------------------------------------------------------------------
       Total           $ (114.3) $    8.5 (1,445%) $ (139.0) $   52.2   (366%)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     For the three months ended December 31, 2008, sales from the securities portfolio and the write-down of securities that are considered to be other than temporarily impaired resulted in a net realized loss of $114.3 million
($139.0 million for the year) compared to a net realized gain of $8.5 million for the three months ended December 31, 2007 ($52.2 million for the year). The net realized loss in the fourth quarter of 2008 includes the write-down of all of the unrealized losses on the common share equity portfolio as a result of the Company's intent to divest of this portfolio in early 2009. The challenging fixed income and equity markets which began in the third quarter of 2007 have continued throughout 2008 resulting in the write-down of $94.2 million of securities in the fourth quarter of 2008 ($134.3 million for the year) compared to $10.1 million in the fourth quarter of 2007 ($18.6 million for the year). The write-downs include the impact of the Lehman Brothers bankruptcy on the portfolio which increased the net realized loss by $13.7 million for the full year. The net realized gain in 2007 included a $5.4 million gain on the sale of the Company's former head office building and a gain of $17.7 million on a major equity holding in the Canadian portfolio which was the subject of a completed takeover.

     <<
     Underwriting Results

     -------------------------------------------------------------------------
                           Quarter to December 31:   12 months to December 31:
     -------------------------------------------------------------------------
     (in millions of
      dollars)             2008      2007  Change      2008      2007  Change
     -------------------------------------------------------------------------
     Underwriting profit
      (loss)
       Canada          $   (8.4) $   (1.0)   740%  $  (35.4) $   18.9   (287%)
       U.S.               (91.3)   (140.3)   (35%)   (209.0)   (199.3)     5%
                       -------------------------------------------------------
       Total           $  (99.7) $ (141.3)   (29%) $ (244.4) $ (180.4)    35%
                       -------------------------------------------------------
                       -------------------------------------------------------
     Combined ratio
       Canada            110.1%    101.0%    9.1%    108.4%     95.4%   13.0%
       U.S.              141.1%    143.3%   (2.2%)   119.6%    115.3%    4.3%
                       -------------------------------------------------------
       Total             132.6%    132.7%   (0.1%)   116.4%    110.5%    5.9%
                       -------------------------------------------------------
                       -------------------------------------------------------
     Expense ratio
       Canada             40.8%     38.7%    2.1%     37.6%     36.9%    0.7%
       U.S.               40.6%     31.4%    9.2%     34.3%     29.5%    4.8%
                       -------------------------------------------------------
       Total              40.6%     33.2%    7.4%     35.2%     31.2%    4.0%
                       -------------------------------------------------------
                       -------------------------------------------------------
     Loss ratio
       Canada             69.3%     62.3%    7.0%     70.8%     58.6%   12.3%
       U.S.              100.5%    111.9%  (11.4%)    85.3%     85.8%   (0.5%)
                       -------------------------------------------------------
       Total              92.0%     99.5%   (7.5%)    81.2%     79.3%    1.9%
                       -------------------------------------------------------
                       -------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The Canadian operations experienced estimated favourable reserve development of $1.2 million for the quarter compared to $4.4 million for the fourth quarter last year. For the year 2008, the Canadian operation experienced estimated net unfavourable reserve development of $14.1 million compared to favourable reserve development of $23.1 million for 2007.
     The U.S. operations experienced estimated net unfavourable reserve development of $70.6 million for the quarter ($146.7 million for the year)
compared with $136.6 in the same quarter ($212.4 million for the year) last year. Lincoln General accounts for $69.8 million of this reserve development for the quarter ($152.1 million for the year) or $1.12 per share after tax for the quarter ($2.53 per share after tax for the year). The terminated artisan contractors liability program accounts for $42.0 million of this development in the quarter. Excluding Lincoln General except for exclusively managed business, the proforma combined ratio for the U.S. operations was 105.1% for the fourth quarter and 102.2% for 2008. On a consolidated basis, the proforma combined ratio, excluding Lincoln General except for exclusively managed business, was 107.0% for the fourth quarter and 104.7% for the year 2008.

     <<
                                               Quarter to        12 months to
                                              December 31:        December 31:
     -------------------------------------------------------------------------
     (in millions of dollars)              2008      2007      2008      2007
     -------------------------------------------------------------------------
     Favourable (unfavourable) change
      in estimated unpaid claims for
      prior accident years (note 1):
       Canada                          $    1.2  $    4.4  $  (14.1) $   23.1
       U.S.                               (70.6)   (136.6)   (146.7)   (212.4)
                                       ---------------------------------------
       Total                           $  (69.4) $ (132.2) $ (160.8) $ (189.3)
                                       ---------------------------------------
     As a % of net premiums earned
      (note 2):
       Canada                             (1.5%)    (4.0%)     3.4%     (5.6%)
       U.S.                               31.8%     42.2%     13.8%     16.3%
                                       ---------------------------------------
       Total                              22.7%     30.6%     10.8%     11.0%
                                       ---------------------------------------
     As a % of unpaid claims (note 3):
       Canada                                                  1.8%     (3.5%)
       U.S.                                                   10.9%     18.7%
                                                           -------------------
       Total                                                   7.6%     10.5%
                                                           -------------------
     -------------------------------------------------------------------------
     Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
     Note 2 - Increase (decrease) in current financial year reported combined ratio
     Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year
     >>

     Expenses

     The overall expenses increased in the quarter due to the severance costs associated with the Company's corporate restructuring plan, increased professional fees and increased bad debts write-offs which totaled approximately $14 million. The general expense ratio increased to 40.6% for the quarter (35.2% for the year) compared to 33.2% (31.2% for the year) in Q4
2007 primarily due to lower premium volume at Lincoln General. Excluding the unusual items, the general expense ratio was 36.0%.

     Interest Expense

     Interest expense in the fourth quarter of 2008 decreased to $6.9 million, compared to $10.6 million for the fourth quarter of 2007 as a result of the repayment of a portion of our debt. For the 2008 year, interest expense was
$35.0 million compared to $38.9 million last year.

     Income Taxes

     Income tax expense on continuing operations for the fourth quarter was
$103.6 million ($73.4 million for the year) compared with a tax recovery of
$2.7 million for the same quarter last year ($4.2 million for the year). A valuation allowance of $152.4 million in the quarter ($160.4 million for the year) was recorded against the future income tax asset. Uncertainty over the
Company's ability to utilize these losses over the short term has led to the
Company recording this valuation allowance. The Company has $2.0 million remaining of the U.S. operations' future tax asset, the largest portion of which does not expire.

     Net Income (Loss) and Earnings (Loss) Per Share

     In the fourth quarter the Company reported a net loss of $360.4 million
(loss of $405.9 million for the year), compared to net loss of $103.5 million in the fourth quarter of last year ($18.5 million net loss for the year).
Diluted loss per share was $6.53 for the quarter (diluted loss per share of
$7.35 for the year), compared to diluted loss per share of $1.84 for the fourth quarter of 2007 ($0.33 for the year 2007).

     Operating Earnings

     Operating earnings are calculated as income from continuing operations excluding after-tax net realized gains and losses on securities to assess the profitability of the operations.

     <<
     -------------------------------------------------------------------------
                                               Quarter to        12 months to
                                              December 31:        December 31:
     -------------------------------------------------------------------------
     (in millions of dollars except
      per share amounts)                   2008      2007      2008      2007
     -------------------------------------------------------------------------
     Loss from continuing operations   $ (360.1) $ (104.9) $ (429.3) $  (30.8)
     Net realized gains (losses) after
      tax:
       Net realized gains (losses)
        before tax                       (114.3)      8.5    (139.0)     52.2
       Less tax effect on realized
        gains (losses)                    (28.2)      0.2     (31.0)     11.3
     -------------------------------------------------------------------------
                                          (86.1)      8.3    (108.0)     40.9
     -------------------------------------------------------------------------
     Operating losses                    (274.0)   (113.2)   (321.3)    (71.7)
     Average outstanding shares
      diluted (in millions)                55.1      55.8      55.3      55.9
     Operating losses per share           (4.97)    (2.03)    (5.82)    (1.28)

     -------------------------------------------------------------------------

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements at December 31, 2008 compared to
December 31, 2007.

     -------------------------------------------------------------------------
                                                   As at
     -------------------------------------------------------------------------
     (in millions of dollars except      December 31,   December 31,   Change
      per share amounts)                        2008           2007
     -------------------------------------------------------------------------
     Assets
       Securities                           $2,370.5       $3,256.4      (27%)
       Accounts receivable and other
        assets                                 276.4          365.4      (24%)
       Income taxes recoverable                 14.7            1.3     1031%
       Future income taxes                      25.3          114.1      (78%)
       Capital assets                          113.4          133.4      (15%)
       Goodwill and intangible assets           45.8          116.8      (61%)

     Liabilities
       Bank indebtedness                           -          172.4     (100%)
       Unearned premiums                       536.5          758.5      (29%)
       Unpaid claims                         1,879.0        2,267.1      (17%)
       Senior unsecured debentures             185.2          220.1      (16%)

     Shareholders' Equity                      453.6          940.8      (52%)
       Book value per share                     8.24          16.95      (51%)
     -------------------------------------------------------------------------
     >>

     Securities:
     The fair value of the securities portfolio including cash decreased 28%
to $2.5 billion, compared to $3.5 billion as at December 31, 2007. This decrease is primarily due to the sale of securities to repay of the Company's bank debt, the disposition of York Fire and the impact of the credit crisis on the market value of the Company's securities portfolio. Also contributing to the drop in the securities portfolio is the impact of a weaker Canadian dollar at the balance sheet date on the conversion of the Canadian dollar portfolio to U.S. dollars.
     The two tables below illustrate the amortized cost and fair value of securities by major securities category as at December 31, 2008 and December
31, 2007.

     <<
     -------------------------------------------------------------------------
                                                December 31, 2008
     -------------------------------------------------------------------------
                                                    Gross     Gross
                                                  Unreal-   Unreal-
                                      Amortized      ized      ized      Fair
     (in millions of dollars)              cost     Gains    Losses     Value
     -------------------------------------------------------------------------
     Term Deposits                        184.4       3.6         -     188.0
     Bonds:
       Canadian       - Government        149.2       8.3         -     157.5
                      - Corporate         257.8       2.4      12.4     247.8
       U.S            - Government         63.4       5.1       0.8      67.7
                      - Corporate       1,284.5      49.3      27.7   1,306.1
       Other          - Government            -         -         -         -
                      - Corporate         128.4       4.3       1.0     131.7
     -------------------------------------------------------------------------
     Sub-total                          2,067.7      73.0      41.9   2,098.8
     Common shares    - Canadian          114.1       2.7         -     116.8
                      - U.S               146.4       4.9         -     151.3
     Preferred shares - Canadian            6.7         -       3.6       3.1
                      - U.S                 0.6         -       0.1       0.5
     -------------------------------------------------------------------------
     Total                              2,335.5      80.6      45.6   2,370.5
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                December 31, 2007
     -------------------------------------------------------------------------
                                                    Gross     Gross
                                                  Unreal-   Unreal-
                                      Amortized      ized      ized      Fair
     (in millions of dollars)              cost     Gains    Losses     Value
     -------------------------------------------------------------------------
     Term Deposits                        393.8       0.8         -     394.6
     Bonds:
       Canadian       - Government        260.3       4.1       0.1     264.3
                      - Corporate         368.2       1.8       6.5     363.5
       U.S            - Government         90.3       2.3         -      92.6
                      - Corporate       1,461.2      23.2       8.7   1,475.7
       Other          - Government         15.5         -       0.1      15.4
                      - Corporate         204.9       4.4       0.8     208.5
     -------------------------------------------------------------------------
     Sub-total                          2,794.2      36.6      16.2   2,814.6
     Common shares    - Canadian          224.1      25.6      12.8     236.9
                      - U.S               194.5      16.1      12.8     197.8
     Preferred shares - Canadian            8.2         -       1.8       6.4
                      - U.S                 0.8         -       0.1       0.7
     -------------------------------------------------------------------------
     Total                              3,221.8      78.3      43.7   3,256.4
     -------------------------------------------------------------------------
     >>

     As previously announced, the Company elected in early 2009 to liquidate the entire common share equity portfolio in order to reduce volatility of the balance sheet and protect the Company's capital. The proceeds of this liquidation will be reinvested in high quality fixed income securities. As at
December 31, 2008 the fair value of the common share equity portfolio was
$268.1 million.
     As at December 31, 2008, the Company's asset quality remains very high with 95.1% of the fixed income portfolio rated 'A' or better. The following table summarizes the composition of the fair value of the fixed income securities portfolio at the dates indicated, by rating as assigned by Standard
& Poor's ('S&P') or Moody's Investors Service, using the higher of these ratings for any security where there is a split rating:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)           December 31, 2008   December 31, 2007
     -------------------------------------------------------------------------
     AAA/Aaa                            1,146.7     54.7%  $1,516.1     53.9%
     AA/Aa2                               341.3      16.3     661.9      23.5
     A/A2                                 505.7      24.1     470.9      16.7
     BBB/Baa2                              65.3       3.1      96.1       3.4
     BB/Ba2                                 5.1       0.2       8.1       0.3
     B/B2                                   7.8       0.4      12.6       0.4
     CCC/Caa or lower                       5.2       0.2       1.7       0.1
     Not rated                             21.7       1.0      47.2       1.7
     -------------------------------------------------------------------------
     Total consolidated                 2,098.8    100.0%  $2,814.6    100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The 'not rated' category consists primarily of investments in money market instruments.
     In the fourth quarter, the Company has seen a modest recovery from the generalized spread widening on corporate debt instruments which took place earlier in the year. As at December 31, 2008, the gross unrealized losses on fixed income securities have increased to $41.9 million representing 2% of the securities portfolio. The Company has the ability and intent to hold these securities to maturity and does not expect any significant ultimate earnings impact in respect of these gross unrealized losses.
     The fair value of the securities portfolio per share including cash decreased 27% to $46.08 (C$56.13) per common share at December 31, 2008 compared to $63.22 (C$63.77) at December 31, 2007. This reduction is primarily a result of the impact of the credit crisis on the fair value of the Company's securities portfolio, the impact of a weaker Canadian dollar on the Canadian operations' securities portfolio presented in U.S. dollars and the impact of the sale of York Fire and the repayment of bank debt.
     The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     <<
     Maturity Profile:
     -------------------------------------------------------------------------
                                                 Canadian       U.S.
                                               Operations  Operations   Total
     -------------------------------------------------------------------------
     Due in less than one year                      32.0%     13.8%     19.1%
     Due in one through five years                   30.7      53.8      47.1
     Due in five through ten years                   32.3      22.2      25.1
     Due after ten years                              5.0      10.2       8.7
     -------------------------------------------------------------------------
     Total                                         100.0%    100.0%    100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     There were net unrealized gains of $35.0 million on the total securities portfolio or $0.63 per share outstanding at December 31, 2008 which is included as a component of "accumulated other comprehensive income", as compared to net unrealized gains of $34.6 million or $0.62 per share outstanding at December 31, 2007. Net unrealized gains on the common share portfolio were $7.5 million or $0.14 per share outstanding at December 31,
2008 compared to net unrealized gains of $16.0 million or $0.29 per share outstanding at December 31, 2007. This unrealized gain position on the common share portfolio follows the write-down of all securities in an unrealized loss position on the balance sheet date.
     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of fixed income securities by $69.9 million at December 31, 2008 or 3.3% of the $2.1 billion fair value fixed income securities portfolio.
     As at December 31, 2008 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has a small exposure of approximately $2.1 million to the sub-prime mortgage market in the U.S.
through home equity loan asset backed securities. As at December 31, 2008, these securities had an aggregate net unrealized loss of $0.6 million.

     Accounts receivable and other assets:
     Accounts receivable and other assets decreased by 24% to $276.4 million since the end of last year, primarily as a result of the settlement of reinsurance receivables and the sale of a Canadian subsidiary which removed its assets from the consolidated total assets.

     Income taxes recoverable:
     Income taxes recoverable increased as a result of the recording of the
Canadian operations tax loss carry back in 2008.

     Future income taxes:
     Future income taxes have decreased due to a valuation allowance recorded in the fourth quarter of 2008 of $152.4 million as a result of the continued
losses of the U.S. operations. The total valuation allowance recorded against the U.S. operations is $180.6 million ($20.2 million at year end 2007).
Uncertainty over the Company's ability to utilize these losses over the short term has led to the Company to record the additional allowance.

     Capital assets:
     Capital assets decreased by 15% since the end of last year primarily as a result of depreciation of the capital assets and the removal of York Fire's capital assets from the consolidated total.

     Goodwill and intangible assets:
     Goodwill and intangible assets decreased by 61% since the end of last year mainly as a result of an impairment provision recorded against goodwill of the U.S. operations of approximately $62.9 million due to the continued
losses of the U.S. operation. Amortization of definite life intangible assets in certain of the U.S. subsidiaries and the sale of York Fire accounted for an additional $1.7 million decrease in goodwill and intangible assets.
     Bank indebtedness:
     The Company had no bank indebtedness as of December 31, 2008 compared to
$172.4 million at December 31, 2007. During the year the Company repaid all of the outstanding debt under its credit facilities and is no longer subject to any financial covenant requirements under the terms of these cancelled credit facilities.

     Unearned premiums:
     Unearned premiums decreased 29% since December 31, 2007 as a result of decreased premium volume and the sale of York Fire.

     Unpaid claims:
     The following table presents a summary of the provision for unpaid claims by line of business:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)
     -------------------------------------------------------------------------
                                                    December 31,  December 31,
     Line of Business                                      2008          2007
     -------------------------------------------------------------------------
     Non - Standard Automobile                         $  489.3      $  575.2
     Standard Automobile                                    1.7         144.5
     Commercial Automobile                                217.8         239.2
     Trucking                                             657.4         811.6
     Motorcycle                                           118.1         126.8
     Property & Liability                                 317.4         303.3
     Other                                                 77.3          66.5
     -------------------------------------------------------------------------
     Total                                             $1,879.0      $2,267.1
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The provisions for unpaid claims decreased by 17% to $1.88 billion at the end of the fourth quarter compared to $2.27 billion at the end of 2007 partly due to the sale of York Fire which carried $156.5 million of unpaid claims as of September 30, 2008. The provision for unpaid claims comprised case reserves for individual claims which decreased to $1.05 billion ($1.21 billion at
December 31, 2007) and a provision for Incurred But Not Reported (IBNR) claims which decreased 8% to $828.1 million ($900.2 million at December 31, 2007).
Lincoln General had $412.1 million of case reserves and $468.3 million provision for IBNR claims as at December 31, 2008, a decrease of 11% compared to the prior year whereas gross written premiums declined 44% and net premiums earned declined 33% during 2008.

     Senior unsecured debentures:
     On July 10, 2007 the Company through its newly formed wholly-owned subsidiary Kingsway 2007 General Partnership issued C$100 million 6% senior unsecured debentures with a maturity date of July 11, 2012.

     Book value per share:
     Book value per share decreased by 51% to $8.24 (C$10.03) at December 31,
2008 from $16.95 (C$16.80) at December 31, 2007 as a result of the diluted loss per share of $7.35 and the decline of $1.14 in the "accumulated other comprehensive income" component of shareholders' equity.

     Contractual Obligations

     For further details on the Company's long term debt and interest obligations, refer to Note 15 of the Company's 2007 audited consolidated financial statements and pages 39 to 43 of the 2007 Annual Report which sets out the Company's contractual obligations as at December 31, 2007.

     Liquidity and Capital Resources

     During the three months and year ended December 31, 2008, the cash used in operating activities was $143.1 million and $462.5 million respectively, a portion of which was the result of the termination of intercompany reinsurance agreements upon the sale of York Fire. Net change in other non-cash balances generally consists of declines in unearned premium and unpaid claims balance at Lincoln General due to declines in premium volume.
     As a holding company, the Company derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of dividend payments and interest payments. The Company's insurance subsidiaries fund their obligations through the premium and investment income and the sales and maturities of the securities portfolio. The insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company were inadequate to services its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations. Any regulatory restrictions have not historically impacted the liquidity of the
Company. The Company's dividend payments are reviewed and determined quarterly by the Company's Board of Directors. Kingsway holds $293.7 million in cash and high grade short-term assets, representing approximately 12% of invested assets. The majority of the other fixed income securities are also liquid.
     During the year ended December 31, 2008, the Company repurchased 468,200 common shares under the normal course issuer bid for a total purchase price of
$5.2 million at an average price of $11.02 (Cdn $11.17). The Company did not repurchase any common shares during the fourth quarter of 2008.
     As at December 31, 2008 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of
Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a 150% minimum capital test (MCT) ratio. As at December 31, 2008 the
MCT's of the Canadian subsidiaries are above the 150% MCT level, with MCT ratios ranging between 187% and 190% and aggregate capital of approximately
$30.6 million in excess of the 150% level.
     In the United States, a risk based capital (RBC) formula is used by the
National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at December 31, 2008, all the U.S. subsidiaries, with the exception of Lincoln General, are above the required RBC levels, with RBC ratios ranging between 211% and 1574% and aggregate capital of approximately
$88.3 million in excess of the 200% level. Lincoln General's RBC is estimated at 117% as at December 31, 2008. As previously announced, the Company is looking at strategic alternatives in conjunction with the Pennsylvania
Insurance Department in relation to the future of Lincoln General. Capital needs at Lincoln General, if any, will be determined in conjunction with the strategic alternatives.
     The reinsurance subsidiaries, which are domiciled in Barbados and
Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at December 31, 2008 the capital maintained by Kingsway Reinsurance Corporation was approximately $77.9 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $15.4 million in excess of regulatory requirements.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on July
14, 2005 which is more fully described in Note 15(d) of the 2007 audited consolidated financial statements and page 42 of the 2007 Annual Report. The
Company has one other off-balance sheet financing arrangement as described on page 43 of the 2007 Annual Report.

     International Financial Reporting Standards (IFRS)

     In 2006, the Accounting Standards Board (AcSB) published a new plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing existing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company initiated the process of
IFRS conversion during the third quarter of 2008. The Company is in a detailed assessment phase analyzing the impact that the adoption of IFRS will have on its consolidated financial statements.

     <<
     Summary of Quarterly Results

     The following table presents the financial results including discontinued
     operations over the previous eight quarters.

     -------------------------------------------------------------------------
     (in
      millions
      of
      dollars    2008                            2007
      except   ---------------------------------------------------------------
      per share)   Q4      Q3      Q2      Q1      Q4      Q3      Q2      Q1
     -------------------------------------------------------------------------
     Gross
      premiums
      written  $296.3  $379.4  $443.2  $457.1  $449.0  $509.1  $525.2  $479.4
     Net
      premiums
      earned    306.3   397.0   416.3   442.6   464.5   485.3   474.0   418.2
     Total
      revenue   219.7   442.3   460.8   474.5   510.1   528.1   538.6   458.9
     Net income
      (loss)   (360.4)  (17.4)    6.3   (34.4) (103.5)   23.6    41.7    19.6
     -------------------------------------------------------------------------
     Earnings
      (loss)
      per share
     Basic      (6.53)  (0.32)   0.11   (0.62)  (1.86)   0.43    0.75    0.35
     Diluted    (6.53)  (0.32)   0.11   (0.62)  (1.84)   0.42    0.74    0.35
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Note:  The above information includes the discontinued operations of
            York Fire.

     Supplementary Financial Information from Continuing Operations

     Financial Strength Indicators:

     Some of the key indicators of the Company's financial strength are as follows:
                                                    December 31,  December 31,
                                                           2008          2007
                                                   ---------------------------
                                                   ---------------------------
     Rolling four quarter calculations:

       Net premiums written to estimated statutory
        surplus ratio                                      2.0x          1.6x

       Senior debt to capitalization ratio                31.9%         31.0%

       Total debt to capitalization ratio                 42.9%         36.8%

     Selected Financial Information expressed in Canadian dollars, except for per share amounts

     The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

     -------------------------------------------------------------------------
                                               Quarter to        12 months to
                                              December 31:        December 31:
     (in millions of dollars except
      per share amounts)                   2008      2007      2008      2007
     -------------------------------------------------------------------------
     Gross premiums
      written                          $  359.4  $  410.6  $1,586.4  $1,988.4
     Net premiums earned                  371.0     419.4   1,569.8   1,830.4
     Net income (loss)                   (444.0)   (100.5)   (490.3)     (7.4)
     Earnings per
      share - diluted                     (8.06)    (1.80)    (8.88)    (0.13)
     Underwriting profit
      (loss)                             (122.1)   (143.5)   (269.7)   (180.9)
     Book value per share                                     10.03     16.80
     -------------------------------------------------------------------------
     >>

     Outlook

     The Company's 2007 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
Risks Factors in the Management's Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

     Disclosure Controls and Procedures

     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under
Multilateral Instrument 52-109 issued by the Canadian Securities
Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive
Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

     Internal Controls over Financial Reporting

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under Multilateral
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

     <<
     Forward Looking Statements
     --------------------------
     >>
     This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2007
Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian
Securities Administrators' website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     <<
     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share amounts)
     -------------------------------------------------------------------------
     (Unaudited)           Quarter to December 31:   12 months to December 31:
                               2008          2007          2008          2007
     -------------------------------------------------------------------------
     Gross premiums
      written           $   295,584   $   420,619   $ 1,503,191   $ 1,848,718
     -------------------------------------------------------------------------
     Net premiums
      written           $   264,435   $   390,461   $ 1,367,945   $ 1,706,645
     -------------------------------------------------------------------------
     Revenue:
       Net premiums
        earned          $   305,543   $   435,029   $ 1,484,263   $ 1,714,006
       Investment
        income               28,341        37,263       130,302       136,139
       Net realized
        gains (losses)     (114,303)        8,503      (138,971)       52,187
     -------------------------------------------------------------------------
                            219,581       480,795     1,475,594     1,902,332
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred  $   281,154   $   431,896   $ 1,205,610   $ 1,359,083
       Commissions and
        premiums taxes       54,320        75,641       266,594       307,833
       General and
        administrative
        expenses             69,819        68,824       256,483       227,505
       Interest expense       6,912        10,642        35,022        38,867
       Amortization of
        intangibles           1,059         1,379         4,887         4,007
       Amortization of
        goodwill             62,876             -        62,876             -
     -------------------------------------------------------------------------
                            476,140       588,382     1,831,472     1,937,295
     -------------------------------------------------------------------------
     Loss from
      continuing
      operations before
      income taxes         (256,559)     (107,587)     (355,878)      (34,963)
     Income taxes
      (recovery)            103,569        (2,694)       73,374        (4,150)
     -------------------------------------------------------------------------
     Loss from
      continuing
      operations           (360,128)     (104,893)     (429,252)      (30,813)
     Income (loss) from
      discontinued
      operations, net
      of taxes (note 3)         241         1,399       (11,112)       12,287
     Gain on disposal of
      discontinued
      operations, net
      of taxes                 (486)            -        34,499             -
     -------------------------------------------------------------------------
     Net loss           $  (360,373)  $  (103,494)  $  (405,865)  $   (18,526)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Loss  per share
      - continuing
      operations:

       Basic:           $     (6.53)  $     (1.88)  $     (7.78)  $     (0.55)
       Diluted:         $     (6.52)  $     (1.87)  $     (7.77)  $     (0.55)

     -------------------------------------------------------------------------

     Loss  per share
      - net income
      (loss):
       Basic:           $     (6.53)  $     (1.86)  $     (7.35)  $     (0.33)
       Diluted:         $     (6.53)  $     (1.84)  $     (7.35)  $     (0.33)
     Weighted average
      shares outstanding
      (in '000s):
       Basic:                55,069        55,589        55,197        55,657
       Diluted:              55,090        55,752        55,251        55,944

     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                                                    December 31   December 31
                                                           2008          2007
                                                     (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents                    $   105,656   $   161,635
       Securities                                     2,370,485     3,256,365
       Accrued investment income                         24,554        33,186
       Financed premiums                                 61,616        91,851
       Accounts receivable and other assets             276,449       365,410
       Due from reinsurers and other insurers           177,945       207,137
       Deferred policy acquisition costs                127,555       176,202
       Income taxes recoverable                          14,737         1,348
       Future income taxes                               25,291       114,066
       Capital assets                                   113,375       133,431
       Goodwill and intangible assets                    45,778       116,774
     -------------------------------------------------------------------------
                                                    $ 3,343,441   $ 4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Bank indebtedness                            $         -   $   172,436
       Loans payable                                     66,222        66,222
       Accounts payable and accrued liabilities         135,565       144,940
       Unearned premiums                                536,480       758,490
       Unpaid claims                                  1,879,016     2,267,082
       Senior unsecured debentures                      185,203       220,080
       Subordinated indebtedness                         87,383        87,354
     -------------------------------------------------------------------------
                                                      2,889,869     3,716,604
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital                                    322,344       326,151
         Issued and outstanding number of common
          shares
           55,068,528 - December 31, 2008
           55,515,728- December 31, 2007
       Contributed surplus                                9,791         7,619
       Retained earnings                                 98,564       521,165
       Accumulated other comprehensive income            22,873        85,866
     -------------------------------------------------------------------------
                                                        453,572       940,801
     -------------------------------------------------------------------------
                                                    $ 3,343,441   $ 4,657,405
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                           Quarter to December 31:   12 months to December 31:
     -------------------------------------------------------------------------
     (Unaudited)               2008          2007          2008          2007
     -------------------------------------------------------------------------
     Share capital
     Balance at
      beginning of
      period            $   322,344   $   327,295   $   326,151   $   328,473
     Issued during the
      period                      -           (61)           89         1,082
     Repurchased for
      cancellation                -        (1,083)       (3,896)       (3,404)
     -------------------------------------------------------------------------
     Balance at end of
      period                322,344       326,151       322,344       326,151
     -------------------------------------------------------------------------
     Contributed surplus
     Balance at
      beginning of
      period            $     8,889   $     6,932   $     7,619   $     5,352
     Stock option
      expense                   902           687         2,172         2,267
     -------------------------------------------------------------------------
     Balance at end of
      period                  9,791         7,619         9,791         7,619
     -------------------------------------------------------------------------
     Retained earnings
     Balance at
      beginning of
      period            $   462,282   $   629,793   $   521,165   $   560,126
     Net loss for the
      period               (360,373)     (103,494)     (405,865)      (18,526)
     Common share
      dividends              (3,345)       (4,150)      (15,460)      (15,710)
     Repurchase of
      shares for
      cancellation                -          (984)       (1,276)       (4,725)
     -------------------------------------------------------------------------
     Balance at end of
      period                 98,564       521,165        98,564       521,165
     -------------------------------------------------------------------------
     Accumulated other
      comprehensive
      income
     Balance at
      beginning of
      period            $   (21,340)  $    83,248   $    85,866   $     7,011
     Cumulative effect
      of adopting new
      accounting
      policies                    -             -             -        17,672
     Other comprehensive
      income (loss)          44,213         2,618       (62,993)       61,183
     -------------------------------------------------------------------------
     Balance at end of
      period                 22,873        85,866        22,873        85,866
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders'
      equity at end of
      period            $   453,572   $   940,801   $   453,572   $   940,801
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                           Quarter to December 31:   12 months to December 31:
     -------------------------------------------------------------------------
     (Unaudited)               2008          2007          2008          2007
     -------------------------------------------------------------------------
     Comprehensive
      income
     Net loss           $  (360,373)  $  (103,494)  $  (405,865)  $   (18,526)
     Other comprehensive
      income, net of
      taxes:
       - Change in
        unrealized
        gains (losses)
        on available-
        for securities:
         Unrealized
          gains (losses)
          arising during
          the period,
          net of income
          taxes(1)           50,831        10,940        14,201        19,885
         Recognition of
          realized
          losses (gains)
          to net income,
          net of income
          taxes(2)           32,863        (5,764)      (11,361)      (13,312)
       - Unrealized
        gains (losses)
        on translating
        financial
        statement of
        self-sustaining
        foreign
        operations          (33,462)          528       (56,988)       54,610
       - Gain (loss) on
        cash flow hedge      (6,019)       (3,086)       (8,845)            -
     -------------------------------------------------------------------------
     Other comprehensive
      income (loss)          44,213         2,618       (62,993)       61,183
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Comprehensive
      income (loss)     $  (316,160)  $  (100,876)  $  (468,858)  $    42,657
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of income tax of $3,090 for the quarter to December 31, 2008
         (($3,827) for Year to date) and ($152) for the quarter to December
         31, 2007 ($803 for year to date).
     (2) Net of income tax of ($12,284) for the quarter to December 31, 2008
         ($5,516 for year to date) and $1,256 for the quarter to December 30,
         2007 ($5,100 for year to date).

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)
     -------------------------------------------------------------------------
                           Quarter to December 31:   12 months to December 31:
     -------------------------------------------------------------------------
     (Unaudited)               2008          2007          2008          2007
     -------------------------------------------------------------------------
     Cash flows from
      operating
      activities
     Net loss           $  (360,373)  $  (103,494)  $  (405,865)  $   (18,526)
     Items not affecting
      cash:
       Amortization          66,212         5,774        81,132        15,524
       Future and
        current income
        taxes               105,365       (13,714)       94,746       (36,271)
       Net realized
        (gains) losses      114,941        (6,951)       98,257       (52,111)
       Amortization of
        bond premiums
        and discounts         1,652          (243)       (3,612)       (7,951)
       Net change in
        other non-cash
        balances            (70,896)       91,609      (327,128)      166,403
     -------------------------------------------------------------------------
                           (143,099)      (27,019)     (462,470)       67,086
     -------------------------------------------------------------------------
     Cash flows from
      financing
      activities
     Increase in share
      capital                     -           (61)           89         1,082
     Repurchase of
      common shares for
      cancellation                -        (2,067)       (5,172)       (8,129)
     Dividends paid          (3,345)       (4,150)      (15,460)      (15,710)
     Increase (decrease)
      in bank
      indebtedness and
      loans payable          (2,199)       20,348      (175,175)      129,050
     Decrease in senior
      unsecured
      indebtedness                -             -       (17,517)            -
     -------------------------------------------------------------------------
                             (5,544)       14,070      (213,235)      106,293
     -------------------------------------------------------------------------
     Investing activities
     Purchase of
      securities           (557,951)     (997,985)   (2,980,183)   (4,135,457)
     Proceeds from sale
      of securities         615,869     1,085,008     3,541,683     4,074,167
     Financed premiums
      receivable, net           338        (2,053)       18,258       (14,440)
     Acquisitions, net
      of cash acquired            -        (4,034)         (212)      (44,721)
     Net proceeds from
      sale of
      discontinued
      operations                  -             -        44,067             -
     Net change to
      capital assets         (1,338)       (3,617)       (3,887)      (20,999)
     -------------------------------------------------------------------------
                             56,918        77,319       619,726      (141,450)
     -------------------------------------------------------------------------
     Net change in cash
      and cash
      equivalents           (91,725)       64,370       (55,979)       31,929
     Cash and cash
      equivalents at
      beginning of
      period                197,381        97,265       161,635       129,706
     -------------------------------------------------------------------------
     Cash and cash
      equivalents at end
      of period         $   105,656   $   161,635   $   105,656   $   161,635
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 06:31e 20-FEB-09